FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated May 8, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36-1-458-0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36-1-457-6084
Márton Peresztegi	Magyar Telekom IR	+36-1-458-7382
investor.relations@telekom.hu

Q1 2008 results: strong performance with efficiency improvements showing visible benefits

Budapest – May 8, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first three months of 2008, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew by 0.9% to HUF 162.6 bn (EUR 627.2 m) in Q1 2008 over the same period in 2007. Growth in mobile and SI/IT revenues compensated for the lower fixed line revenues in Hungary.

•                  EBITDA was up by 9.4% to HUF 68.9 bn, with an EBITDA margin of 42.4%. Group EBITDA excluding investigation-related costs (HUF 1.5 bn in Q1 2008 and HUF 0.9 bn in Q1 2007) as well as severance payments and accruals (HUF 4.0 bn in Q1 2007 including headcount reduction-related and a portion attributable to contractual termination expense of key managers) increased by 3.9% quarter-on-quarter and EBITDA margin was 43.4%. The savings generated from the headcount reduction are already visible in the profitability, which was also helped by a HUF 2 bn increase in gains on real estate sales in Hungary and Macedonia (sale of Montmak).

•                  Profit attributable to equity holders of the company (net income) increased by 39.5%, from HUF 15.9 bn (EUR 63.0 m) to HUF 22.2 bn (EUR 85.5 m). Besides higher EBITDA, the increase was also driven by a decrease in deferred taxes in Q1 2008.

•                  Net cash generated from operating activities decreased from HUF 57.3 bn to HUF 49.1 bn. The higher EBITDA was offset by the increased working capital requirements, mainly driven by the use of provisions related to the headcount reduction program. Net cash used in investing activities decreased from HUF 7.4 bn to HUF 6.1 bn, as higher gross additions to tangible and intangible assets (capex) was offset by higher proceeds from other financial assets and proceeds from real estate sales. Net cash used in financing activities decreased significantly, as Q1 2007 figures include the dividends paid to shareholders in January 2007 for 2005 financials and the related financing need.

•                  Additions to tangible and intangible assets were HUF 12.6 bn. Of this, HUF 6.1 bn related to the T-Com segment, HUF 6.1 bn to T-Mobile (within this, HUF 2.3 bn was spent on mobile broadband investment in Hungary), HUF 0.2 bn to T-Systems and HUF 0.2 bn to Group Headquarters and Shared Services.

•                  Net debt decreased from HUF 274.5 bn to HUF 238.7 bn by the end of Q1 2008, reflecting the strong cash flow generation while no major acquisitions were executed in the last 12 months. The net debt ratio (net debt to net debt plus total equity) was down accordingly from 31.0% at the end of Q1 2007 to 28.1% at end-March 2008.

Christopher Mattheisen, Chairman and CEO commented: “I am happy to announce strong first quarter results for 2008, with an underlying EBITDA growth (EBITDA excluding investigation- and headcount-reduction related expenses) of 3.9% and an underlying EBITDA margin of 43.4%. Although the results were helped by real estate sales in Hungary and Macedonia, the benefits of the restructuring and the savings from the headcount reduction have clearly had a positive influence on our profitability. We are proceeding with the headcount reduction program according to plan: between 1st of July 2007 and the end of March 2008, the Group level headcount decreased by 11%, which is over 70% of the headcount reduction targeted for the end of this year.

Regarding segment performance, the T-Com segment in Hungary is faced with a continuous decline in voice traffic and a slowdown in broadband growth, although in Macedonia and Montenegro, strong growth in internet revenues was able to offset the declining traffic revenues. Within the T-Mobile segment, growth is driven mainly from the international operations, although the entrance of a third operator put significant pressure on the Montenegrin margins. The T-Systems segment showed strong growth through the realization of several SI/IT contracts, with segment margins also improving.”

T-Com

Revenues before elimination fell by 3.4% to HUF 72.7 bn in Q1 2008 compared to the same period last year, while EBITDA margin was 45.6%.

•                  T-Com Hungary reported a revenue decline of 5.2% to HUF 57.6 bn in Q1 2008. This was driven by decreasing voice revenues, with increasing competition primarily from mobile and cable operators causing a continuous reduction in traffic and average tariff levels. Internet revenues were up by just 2.3% to HUF 12.9 bn, reflecting the slowdown in ADSL customer numbers and the decline in average broadband price levels. The total number of broadband connections was close to 735,000 at end-March 2008, while the aforementioned competition resulted in an accelerated decline in the total number of fixed lines (down 7.1% at end-March 2008 compared to a year ago). Thanks to the headcount reduction and cost discipline, EBITDA was up by 2.1% to HUF 25.4 bn and EBITDA margin was 44.1%.

•                  In Macedonia, revenues increased by 1.0% to HUF 10.3 bn, as higher internet, data and equipment revenues offset the lower voice traffic. Both retail and wholesale voice revenues were down due to increasing mobile substitution and competition from alternative operators. EBITDA increased by 18.2% to HUF 6.1 bn, driven mainly by the sale of Montmak (company owning a Montenegrin property) in February with a net profit of HUF 1.3 bn. EBITDA margin was 59.1% in Q1 2008.

•                  Revenues of T-Com Crna Gora increased by 9.3% to HUF 4.8 bn in Q1 2008. The decline in retail voice traffic was offset by a strong increase in internet, data and wholesale traffic revenues. Thanks to the rapidly increasing broadband market, the ADSL customer base almost tripled, while demand for IPTV services also drove broadband revenues. Wholesale revenue growth was driven by the reclassification of incoming Serbian calls from domestic to international since May 2007. EBITDA tripled due to provisions created last year for employees leaving the company and reached HUF 1.7 bn in the first quarter. EBITDA margin was 35.7% in Q1 2008.

T-Mobile

Revenues before elimination increased by 1.9% in the first quarter this year compared to the same period in 2007 to HUF 82.3 bn; EBITDA margin was 43.0%.

•                  T-Mobile Hungary showed a slight revenue increase of 0.2% to HUF 67.0 bn in the first quarter, as the growth in the customer base and expansion of value added service revenues were mostly offset by a decline in wholesale voice revenues due to the cut in mobile termination rates both in February 2007 and January 2008. T-Mobile Hungary maintained its market leader position as its market share based on the active customer base was unchanged at 45% at end-March 2008. Although the increase in value added service revenues and usage continues, ARPU showed an 8.0% decrease due to the declining tariff levels, the cut in mobile termination rates and the higher inactive ratio. Average acquisition cost per new customer increased by 10.2%, reflecting the higher subsidies for postpaid customers and 3G/HSDPA enabled devices. The population-based coverage of our HSDPA network reached 55%. EBITDA was up by 3.4% to HUF 28.9 bn as lower termination rates also decreased revenue-related payments, while decreasing asymmetry in the termination rates helped EBITDA margin to reach 43.1% in the first quarter.

•                  T-Mobile Macedonia reported revenue growth of 10.9% to HUF 10.3 bn in a growing market characterised by strong tariff competition. The strong, 28.3% growth in the customer base and the improving customer mix were able to offset the 14.0% decline in ARPU, which was a result of the continuous tariff decreases driven by the increased competition after the entrance of the third mobile operator. EBITDA increased by 6.4% to HUF 5.4 bn and EBITDA margin was 52.3% in Q1 2008.

•                  Mobile revenues of T-Mobile Crna Gora increased by 15.1% to HUF 3.7 bn in Q1 2008, driven by strong customer growth and increased mobile termination rates. As a result of the entrance of the third mobile operator, mobile termination rates were raised in May 2007 and handset subsidies increased. ARPU was down by 8.0% in the first quarter driven by new offers with lower tariff levels and bundled minutes. EBITDA decreased by 24.6% to HUF 0.7 bn and EBITDA margin was 18.3% in Q1 2008, influenced mainly by higher revenue-related payments and increased acquisition costs.

•                  Revenues of Pro-M, the TETRA service company, decreased by 7.5% to HUF 1.6 bn in the first quarter of 2008 compared to the same period of last year due to lower sale of network elements. EBITDA was down by 19.9% to HUF 0.5 bn, while EBITDA margin was 29.2% in the first quarter.

T-Systems

Revenues before elimination increased by 5.3% to HUF 18.9 bn thanks to strong growth in SI/IT revenues which compensated for the declining fixed line revenues. SI/IT revenues were driven by several major projects realized in the first quarter, mainly data network upgrades and data warehouse developments at leading Hungarian banks. EBITDA was up by 24.7% to HUF 5.2 bn and EBITDA margin was 27.4% in Q1 2008.

Group Headquarters and Shared services

Revenues before elimination were down by 7.8% to HUF 5.3 bn. EBITDA improved by 22.1% to HUF -4.8 bn due to the headcount reduction-related expenses accounted in Q1 2007 (HUF 1.1 bn) and the related cost savings in Q1 2008, partly offset by higher investigation-related expenses this year (HUF 0.9 bn in Q1 2007 compared to HUF 1.5 bn in Q1 2008). Gains on real estate sales led to a further, HUF 0.7 bn increase in EBITDA in the first quarter compared to the same period last year.

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”), and the Hungarian Supervisory Financial Authority of the internal investigation.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm. As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

In December 2006, the investigating law firm delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors. As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the Company’s Montenegrin operations resulted in the provision of services to the Company or to our subsidiaries under those contracts of a value commensurate with the payments the Company made under those contracts. As of the date of the Initial Report, the independent investigators were unable to determine definitively the purpose of those contracts, and it is possible that the contracts may have been entered into for an improper purpose, and in particular may have been in violation of the FCPA, other U.S. laws or regulations, and/or internal Company policy. The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings.

The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company’s Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters. The internal investigation is continuing.

The Company and the internal investigating law firm are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the DOJ and the SEC, regarding the internal investigation. These U.S. and Hungarian authorities have opened their own investigations concerning at least the transactions which are the subject of the Company’s internal investigation, to determine whether there have been violations of U.S. and Hungarian law (the “Government investigations”). During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into the actions taken by the Company in connection with the internal investigation and the Company’s public disclosures regarding the internal investigation. The Company is committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

The Company cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations. The Hungarian authorities, the DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against Magyar Telekom, as well as additional changes to its business practices and compliance programs.

As a consequence of the internal investigation, the Company has suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment have since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

As a result of the investigations the Company and some of our subsidiaries may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, the Company has been fined HUF 13 million as a consequence of previous delays related to the investigations. The Company is unable to estimate either the amount of any additional fines or the costs, in general, it could incur in relation to the investigation.

Magyar Telekom incurred HUF 1.5 bn expenses relating to the investigation in the first quarter of 2008, which are included in other operating expenses in the Group Headquarters and Shared services segment.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of Makedonski Telekom, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of March 31, 2008 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remaining 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1 2008 results please visit our website (www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

(HUF million)	Mar 31, 2007	Mar 31, 2008	% change
	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	83,352	79,088	(5.1)%
Other financial assets	8,680	41,812	381.7%
Trade receivables	87,414	94,325	7.9%
Inventories	10,332	10,882	5.3%
Current recoverable income taxes	7,622	3,430	(55.0)%
Other assets	26,786	16,133	(39.8)%

Total current assets	224,186	245,670	9.6%

Non-current assets

Intangible assets	330,223	332,968	0.8%
Property, plant and equipment	534,857	526,433	(1.6)%
Investments in associates	4,122	4,948	20.0%
Other financial assets	25,553	25,362	(0.7)%
Deferred tax assets	3,430	708	(79.4)%

Total non-current assets	898,185	890,419	(0.9)%

Total assets	1,122,371	1,136,089	1.2%

LIABILITIES AND EQUITY

Current liabilities

Loans from related parties	54,000	29,486	(45.4)%
Other financial liabilities	41,191	32,554	(21.0)%
Accrued interest	6,232	8,402	34.8%
Trade payables	62,099	69,606	12.1%
Other liabilities	49,086	45,903	(6.5)%
Provisions	10,113	17,216	70.2%
Income tax liabilities	1,399	1,675	19.7%

Total current liabilities	224,120	204,842	(8.6)%

Non-current liabilities

Loans from related parties	215,432	244,946	13.7%
Other financial liabilities	55,883	52,584	(5.9)%
Other liabilities	8,527	2,671	(68.7)%
Provisions	3,422	13,786	302.9%
Deferred tax liabilities	3,567	5,078	42.4%

Total non-current liabilities	286,831	319,065	11.2%

Total liabilities	510,951	523,907	2.5%

EQUITY

Issued capital	104,277	104,275	(0.0)%
Additional paid in capital	27,380	27,379	(0.0)%
Treasury shares	(1,504)	(1,179)	(21.6)%
Retained earnings	414,818	407,217	(1.8)%
Cumulative translation adjustment	(3,645)	2,908	n.m.
Shareholders’ equity	541,326	540,600	(0.1)%
Minority interests	70,094	71,582	2.1%
Total equity	611,420	612,182	0.1%

Total liabilities and equity	1,122,371	1,136,089	1.2%

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

	3 months ended Mar 31,		%
(HUF million)	2007	2008	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions	23,018	22,063	(4.1)%
Domestic outgoing traffic	13,957	11,182	(19.9)%
International outgoing traffic	2,614	1,994	(23.7)%
Value added and other services	1,957	1,733	(11.4)%
Voice - retail revenues	41,546	36,972	(11.0)%

Domestic incoming traffic	2,097	2,015	(3.9)%
International incoming traffic	4,627	3,629	(21.6)%
Voice - wholesale revenues	6,724	5,644	(16.1)%

Internet	13,877	15,140	9.1%
Data	6,798	7,111	4.6%
Multimedia	4,552	4,690	3.0%
Equipment	1,159	1,593	37.4%
Other fixed line revenues	1,907	3,430	79.9%

Fixed line revenues	76,563	74,580	(2.6)%

Voice - retail	45,791	47,215	3.1%
Voice - wholesale	10,985	10,898	(0.8)%
Visitor	1,185	908	(23.4)%
Non-voice	10,643	11,951	12.3%
Equipment and activation	4,795	4,759	(0.8)%
Other mobile revenues	2,275	1,980	(13.0)%

Mobile revenues	75,674	77,711	2.7%

System Integration/Information Technology revenues	8,888	10,349	16.4%

Total revenues	161,125	162,640	0.9%

Voice-, data- and Internet-related payments	(20,369)	(19,187)	(5.8)%
Cost of equipment	(8,185)	(9,749)	19.1%
Payments to agents and other subcontractors	(11,051)	(11,021)	(0.3)%
Total expenses directly related to revenues	(39,605)	(39,957)	0.9%
Employee-related expenses	(26,636)	(23,053)	(13.5)%
Depreciation and amortization	(28,349)	(27,953)	(1.4)%
Other operating expenses-net	(31,892)	(30,695)	(3.8)%

Total operating expenses	(126,482)	(121,658)	(3.8)%

Operating profit	34,643	40,982	18.3%

Net financial expenses	(7,161)	(7,980)	11.4%

Share of associates’ profits	60	12	(80.0)%

Profit before income tax	27,542	33,014	19.9%

Income tax	(8,879)	(7,426)	(16.4)%

Profit for the period	18,663	25,588	37.1%

Attributable to:
Equity holders of the Company (Net income)	15,899	22,172	39.5%
Minority interests	2,764	3,416	23.6%
	18,663	25,588	37.1%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

	3 months ended Mar 31,		%
(HUF million)	2007	2008	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Profit for the year	18,663	25,588	37.1%
Depreciation and amortization	28,349	27,953	(1.4)%
Income tax expense	8,879	7,426	(16.4)%
Net financial expenses	7,161	7,980	11.4%
Share of associates’ profits	(60)	(12)	(80.0)%
Change in working capital	4,986	(5,394)	n.m.
Tax paid	(6,646)	(6,874)	3.4%
Interest paid	(7,271)	(6,540)	(10.1)%
Interest received	1,399	1,394	(0.4)%
Other cashflows from operations	1,857	(2,405)	n.m.

Net cash generated from operating activities	57,317	49,116	(14.3)%

Cashflows from investing activities

Additions to tangible and intangible assets	(9,384)	(12,619)	34.5%
Change in payables relating to capital expenditures	(14,969)	(19,530)	30.5%
Purchase of subsidiaries and business units	(62)	0	(100.0)%
Cash acquired through business combinations	485	0	(100.0)%
Net proceeds from / (payments for) other financial assets	15,408	22,299	44.7%
Proceeds from disposal of subsidiaries	0	1,270	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	1,157	2,464	113.0%

Net cash used in investing activities	(7,365)	(6,116)	(17.0)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(76,031)	(1)	(100.0)%
Net proceeds / (payments) of loans and other borrowings	50,441	(12,798)	n.m.

Net cash used in financing activities	(25,590)	(12,799)	(50.0)%

Exchange gains / (losses) on cash and cash equivalents	(1,217)	1,221	n.m.

Change in cash and cash equivalents	23,145	31,422	35.8%

Cash and cash equivalents, beginning of period	60,207	47,666	(20.8)%

Cash and cash equivalents, end of period	83,352	79,088	(5.1)%

Change in cash and cash equivalents	23,145	31,422	35.8%

Summary of key operating statistics

GROUP	Mar 31, 2007	Mar 31, 2008	% change

EBITDA margin	39.1%	42.4%	n.a.
Operating margin	21.5%	25.2%	n.a.
Net income margin	9.9%	13.6%	n.a.
CAPEX to Sales	5.8%	7.8%	n.a.
ROA	5.6%	7.8%	n.a.
Net debt	274,474	238,670	(13.0)%
Net debt / net debt + total capital	31.0%	28.1%	n.a.
Number of employees (closing full equivalent)	12,365	10,897	(11.9)%

T-COM SEGMENT	Mar 31, 2007	Mar 31, 2008	% change

Hungarian fixed line operations

Fixed line penetration (1)	30.3%	28.3%	n.a.
Number of closing lines (1)
Residential	1,878,406	1,733,952	(7.7)%
Business	169,571	159,679	(5.8)%
Payphone	20,370	18,254	(10.4)%
ISDN channels	312,752	299,138	(4.4)%
Total lines	2,381,099	2,211,023	(7.1)%

Traffic in minutes (thousands) (1)
Local	733,979	680,057	(7.3)%
Long distance	241,639	234,271	(3.0)%
Fixed to mobile	93,369	77,836	(16.6)%
Domestic outgoing traffic	1,068,987	992,164	(7.2)%
International outgoing traffic	14,362	12,346	(14.0)%
Internet	153,135	54,737	(64.3)%
Total outgoing traffic	1,236,484	1,059,247	(14.3)%

Data products
ADSL connections	551,129	623,530	13.1%
Number of Internet subscribers
Dial-up	23,359	14,249	(39.0)%
Leased line	663	629	(5.1)%
DSL	362,004	425,002	17.4%
W-LAN	1,048	463	(55.8)%
Cable broadband	67,381	96,205	42.8%
Total retail Internet subscribers	454,455	536,548	18.1%
Total broadband Internet access	628,281	734,816	17.0%
Market share in the DSL broadband market (estimated)	83%	81%	n.a.
Market share in the dial-up market (estimated)	40%	30%	n.a.
Cable television customers	413,436	420,408	1.7%
IPTV customers	1,133	12,883	1,037.1%

Macedonian fixed line operations

Macedonian fixed line penetration	23.4%	22.3%	n.a.
Number of closing lines
Residential	423,619	399,975	(5.6)%
Business	42,853	39,924	(6.8)%
Payphone	2,072	1,760	(15.1)%
ISDN channels	42,868	44,998	5.0%
Total Macedonian lines	511,412	486,657	(4.8)%

Macedonian traffic in minutes (thousands)
Local	291,594	266,748	(8.5)%
Long distance	42,521	37,324	(12.2)%
Fixed to mobile	26,185	22,998	(12.2)%
Domestic outgoing traffic	360,300	327,070	(9.2)%
International outgoing traffic	6,144	5,693	(7.3)%
Internet	34,128	14,240	(58.3)%
Total outgoing Macedonian traffic	400,572	347,003	(13.4)%

Data products (Macedonia)
ADSL connections	18,279	67,255	267.9%
Number of Internet subscribers
Dial-up (2)	27,560	12,477	(54.7)%
Leased line	143	184	28.7%
DSL	18,279	67,255	267.9%
Total Internet subscribers	45,982	79,916	73.8%
Market share in the DSL broadband market (estimated)	38%	59%	n.a.
Market share in the dial-up market (estimated)	93%	96%	n.a.

Montenegrin fixed line operations
Montenegrin fixed line penetration	30.5%	30.1%	n.a.
Number of closing lines
PSTN lines	168,426	167,847	(0.3)%
ISDN channels	21,196	22,102	4.3%
Total Montenegrin lines	189,622	189,949	0.2%

Montenegrin traffic in minutes (thousands)
Local	77,509	65,177	(15.9)%
Long distance	16,935	13,936	(17.7)%
Fixed to mobile	7,174	6,321	(11.9)%
Domestic outgoing traffic	101,618	85,434	(15.9)%
International outgoing traffic	16,979	13,018	(23.3)%
Internet	92,833	58,485	(37.0)%
Total outgoing Montenegrin traffic	211,430	156,937	(25.8)%

Data products (Montenegro)
ADSL connections	8,382	24,091	187.4%
Number of Internet subscribers
Dial-up	24,904	25,952	4.2%
Leased line	120	152	26.7%
DSL	8,382	24,091	187.4%
Total Internet subscribers	33,406	50,195	50.3%
Market share in the dial-up market (estimated)	98%	98%	n.a.
IPTV customers	0	9,023	n.a.

T-MOBILE SEGMENT	Mar 31, 2007	Mar 31, 2008	% change

Hungarian mobile operations

Mobile penetration	99.9%	111.8%	n.a.
Market share of T-Mobile Hungary	44.5%	43.9%	n.a.
Number of customers (RPC)	4,477,965	4,928,458	10.1%
Postpaid share in the RPC base	35.7%	37.4%	n.a.
MOU	140	150	7.1%
ARPU	4,444	4,090	(8.0)%
Postpaid	8,678	7,819	(9.9)%
Prepaid	2,137	1,876	(12.2)%
Overall churn rate	15.1%	15.3%	n.a.
Postpaid	10.2%	10.2%	n.a.
Prepaid	17.8%	18.4%	n.a.
Enhanced services within ARPU	666	685	2.9%
Average acquisition cost (SAC) per customer	6,512	7,178	10.2%

Macedonian mobile operations

Macedonian mobile penetration	70.0%	96.3%	n.a.
Market share of T-Mobile Macedonia	65.5%	60.8%	n.a.
Number of customers (RPC)	954,618	1,224,345	28.3%
Postpaid share in the RPC base	20.5%	24.6%	n.a.
MOU	77	85	10.4%
ARPU	2,878	2,475	(14.0)%

Montenegrin mobile operations

Montenegrin mobile penetration (3)	106.7%	179.5%	n.a.
Market share of T-Mobile Crna Gora (3)	42.6%	34.2%	n.a.
Number of customers (RPC)	342,339	433,853	26.7%
Postpaid share in the RPC base	14.8%	18.3%	n.a.
MOU	99	98	(1.0)%
ARPU	2,978	2,740	(8.0)%

T-SYSTEMS SEGMENT	Mar 31, 2007	Mar 31, 2008	% change

Number of closing lines
Business	62,990	60,641	(3.7)%
Managed leased lines (Flex-Com connections) (1)	8,682	6,947	(20.0)%
ISDN channels	166,342	168,626	1.4%
Total lines	238,014	236,214	(0.8)%

Traffic in minutes (thousands)
Local	89,915	74,196	(17.5)%
Long distance	38,745	33,464	(13.6)%
Fixed to mobile	24,733	21,725	(12.2)%
Domestic outgoing traffic	153,393	129,385	(15.7)%
International outgoing traffic	7,620	6,571	(13.8)%
Internet	8,180	5,447	(33.4)%
Total outgoing traffic	169,193	141,403	(16.4)%

(1)	MT Plc. T-COM + Emitel (from October 1, 2007 Emitel merged with Magyar Telekom Plc.)
(2)

Dial-up Internet subscriber figures were reported according to the number of accounts in previous periods. One user may have several accounts (that can be inactive for longer time). In order to avoid the misleading picture of the Internet market, we now report the number of users. Previously published subscriber figures have been restated.

(3)	Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months

Analysis of the Financial Statements

for the three months ended March 31, 2008

Exchange rate information

The Euro strengthened by 4.7% against the Hungarian Forint year on year (from 247.83 HUF/EUR on March 31, 2007 to 259.36 HUF/EUR on March 31, 2008). The average HUF/EUR rate increased from 252.39 in the first quarter of 2007 to 259.30 in the same period of 2008.

The U.S. Dollar depreciated by 11.9% against the Hungarian Forint year on year (from 186.13 HUF/USD on March 31, 2007 to 163.90 HUF/USD on March 31, 2008).

The Hungarian Forint weakened year over year by 1.9% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to some extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PWC”) identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”), and the Hungarian Supervisory Financial Authority of the internal investigation.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm.  As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

In December 2006, the investigating law firm delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors.  As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the Company’s Montenegrin operations resulted in the provision of services to the Company or to our subsidiaries under those contracts of a value commensurate with the payments the Company made under those contracts. As of the date of the Initial Report, the independent investigators were unable to determine definitively the purpose of those contracts, and it is possible that the contracts may have been entered into for an improper purpose, and in particular may have been in violation of the FCPA, other U.S. laws or regulations, and/or internal

Company policy.  The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings.

The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company’s Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments, should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters.  The internal investigation is continuing.

The Company and the internal investigating law firm are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the DOJ and the SEC, regarding the internal investigation. These U.S. and Hungarian authorities have opened their own investigations concerning at least the transactions which are the subject of the Company’s internal investigation, to determine whether there have been violations of U.S. and Hungarian law (the “Government investigations”). During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into the actions taken by the Company in connection with the internal investigation and the Company’s public disclosures regarding the internal investigation.  The Company is committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

The Company cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations. The Hungarian authorities, the DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against Magyar Telekom, as well as additional changes to its business practices and compliance programs.

As a consequence of the internal investigation, the Company has suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment have since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

As a result of the investigations the Company and some of our subsidiaries may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, the Company has been fined HUF 13 million as a consequence of previous delays related to the investigations. The Company is unable to estimate either the amount of any additional fines or the costs, in general, it could incur in relation to the investigation.

Magyar Telekom incurred HUF 1.5 bn expenses relating to the investigation in the first quarter of 2008, which are included in other operating expenses in the Group Headquarters and Shared services (“GHS”) segment.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 11.0% in the first three months of 2008 compared to the same period last year, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to lower usage and decreased customer base resulting mainly from competition and mobile substitution as well as wider use of flat-rate packages.

Subscription fee revenues decreased resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Maktel were mainly driven by the decreased average PSTN customer base. These decreases were somewhat offset by higher subscription revenues at T-Com Crna Gora (“T-Com CG”) resulting from tariff rebalancing in September 2007, when subscription fees for residential customers had been doubled.

Domestic outgoing fixed line traffic revenues in the first quarter of 2008 amounted to HUF 11.2 bn compared to HUF 14.0 bn in the same period last year. Domestic outgoing traffic revenues decreased due to lower average per minute fees, lower usage and loss of fixed line customers mainly due to increasing competition from cable service providers and mobile substitution. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages which represented 85.5% of the lines at March 31, 2008. The most popular of these packages are the Felezo (Halving) and the Favorit packages. The proportion of flat-rate packages was 30.4% within the total customer base of Magyar Telekom Plc. at March 31, 2008. Domestic outgoing traffic revenues decreased also at Maktel and at T-Com CG primarily due to lower usage reflecting the effect of mobile substitution.

International outgoing fixed line traffic revenues amounted to HUF 2.0 bn in the first quarter of 2008 compared to HUF 2.6 bn in the same period of 2007. The decrease was primarily due to lower outgoing international traffic revenues at T-Com CG driven by significant drop in outgoing minutes to Serbia and lower prices for international calls after rebalancing in September 2007. Lower international outgoing fixed line traffic revenues at Magyar Telekom Plc. and at Maktel resulted from lower volume of minutes and decreased prices.

Value-added and other services revenues declined by 11.4% in the first three months of 2008 as compared to the same period last year due to lower other services revenues at Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. T-Com and Maktel. Lower amortization of deferred connection fee revenues at Magyar Telekom Plc. T-Com also contributed to the decrease, which was partly offset by an increase in cable voice subscription fee revenues in line with higher customer number at T-Kábel Hungary.

Fixed line voice-wholesale revenues decreased by 16.1% in the first quarter of 2008 compared to the same period in 2007 driven mainly by lower international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the three months ended March 31, 2008 decreased by 3.9% compared to the same period in 2007. Lower incoming revenues from mobile operators at T-Com CG resulted from lower revenues from Promonte in line with decreased traffic as from the end of January 2008 Promonte has its own direct network with Telekom Serbia. Traffic revenues from mobile operators decreased also at Magyar Telekom Plc. due to lower mobile-to-fixed and mobile termination traffic and also due to lower termination rates. These decreases were partly offset by higher incoming domestic traffic revenues at Maktel driven by new network access contracts with other operators. In addition, higher revenues from local loop unbundling and call termination at Magyar Telekom Plc. also compensated the decrease.

International incoming fixed line traffic revenues decreased to HUF 3.6 bn for the three months ended March 31, 2008 compared to HUF 4.6 bn for the same period in 2007. International incoming revenues decreased at Magyar Telekom Plc. primarily driven by the change in the settlement of wholesale transit traffic. From January 1, 2008 Deutsche Telekom became the sole international voice partner of Magyar Telekom and consequently, Magyar Telekom does not have international wholesale transit revenues from other foreign carriers any more. This decrease was partially offset by higher incoming international minutes. Lower international incoming revenues at Maktel resulted from decreased amount of incoming international traffic, lower termination fees and lower MKD/SDR rate, partly offset by increase in average SDR rates. These decreases were partly mitigated by higher international incoming revenues at T-Com CG primarily attributable to higher prices with Telekom Serbia effective from May 2007.

Internet revenues of the fixed line operations grew to HUF 15.1 bn in the first quarter of 2008 compared to HUF 13.9 bn in the same period of 2007. This growth was due to the increase in the number of ADSL, Internet and Cablenet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers grew to 623,530 by March 31, 2008 (from 551,129 a year earlier) and the number of retail Internet connections grew by 18.1% to 536,548 in Hungary. Within this, the proportion of higher revenue generating broadband Internet customers further increased and reached 97.3% at March 31, 2008. By the end of March 2008, the total number of our broadband connections reached almost 735,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers increased significantly also at our foreign subsidiaries. Higher advertisement revenues in Hungary also positively affected Internet revenues. These increases were somewhat compensated by lower narrowband Internet revenues driven by decreased narrowband subscriber base and the drop in traffic affected by migration from narrowband to broadband services.

Data revenues amounted to HUF 7.1 bn in the first three months of 2008 compared to HUF 6.8 bn in the same period of 2007. The continuous migration of narrowband to broadband data products resulted in higher broadband revenues and lower narrowband revenues. Higher broadband retail revenues at Magyar Telekom Plc. T-Systems were due to higher number of EKG connections and new IP-VPN contracts. The increase in Maktel’s broadband data revenues was attributable to the increased number of IP subscribers and new contracts for leased lines with international and mobile operators. Higher revenues at Combridge (Romania) also positively affected broadband data revenues.

Multimedia revenues amounted to HUF 4.7 bn in the first quarter of 2008 as compared to HUF 4.6 bn in the same period of 2007. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2008.

Revenues from fixed line equipment increased by 37.4% for the three months ended March 31, 2008 compared to the same period in 2007. The increase was mainly driven by higher revenues at Maktel owing to more phonesets, ADSL modems and personal computers sold. This increase was somewhat offset by lower revenues at Magyar Telekom Plc. T-Com in line with less phonesets and ADSL modems sold.

Other fixed line revenues increased by 79.9% in the first quarter of 2008 compared to last year’s same period. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase is mainly the result of higher revenues from telephone book publishing and higher construction and maintenance revenues at Magyar Telekom Plc. T-Com.

Revenues from mobile telecommunications services amounted to HUF 77.7 bn for the three months ended March 31, 2008 compared to HUF 75.7 bn for the same period in 2007 (a 2.7% increase). The increase in mobile revenues resulted from higher non-voice revenues mainly at T-Mobile Hungary (“TMH”) and higher voice revenues at our foreign mobile operators, which was partially offset by lower other revenues at Pro-M PrCo. Ltd. (“Pro-M”) reflecting lower TETRA-related revenue in the first quarter of 2008.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It increased by 1.8% and amounted to HUF 59.0 bn in the first three months of 2008. The increase at T-Mobile Macedonia (“T-Mobile MK”) was mainly due to higher subscription fee revenues boosted by strong increase in the average number of postpaid customers and higher voice-wholesale revenues resulting from higher incoming traffic, while at T-Mobile Crna Gora (“T-Mobile CG”) it resulted from increased customer base, partly offset by lower MOU and lower per minute rates. Voice-wholesale revenues also positively affected total voice revenues at T-Mobile CG. At TMH, the significant decrease in wholesale revenues due to decreased termination fees was only partly counterbalanced by increased voice-retail revenues driven by higher average customer number and higher MOU. The decrease in roaming revenues reflects the impact of EU roaming regulation.

TMH’s average usage per customer per month measured in MOU increased by 7.1% from 140 minutes in the first quarter of 2007 to 150 minutes in the same period of 2008. TMH’s monthly average revenue per user (“ARPU”) decreased by 8.0% from HUF 4,444 in the first three months of 2007 to HUF 4,090 for the same period in 2008, mainly as a result of lower average per minute fees and termination rates.

Mobile penetration reached 111.8% in Hungary and TMH accounts for 43.9% market share in the highly competitive mobile market at March 31, 2008 based on the total number of subscribers. TMH’s customer base increased by 10.1% year over year. The proportion of postpaid customers increased to 37.4% at March 31, 2008 from 35.7% a year earlier.

Higher voice-retail revenues at T-Mobile MK were mainly driven by the strong increase in subscription fee revenues reflecting the significant increase in the postpaid customer base, partly offset by lower subscription fees. The positive effect of higher MOU and higher average number of mobile customers was partly offset by lower per minute rates. The number of T-Mobile MK customers considerably increased by 28.3% and reached 1,224,345 at March 31, 2008. T-Mobile MK’s average usage per customer per month measured in MOU increased by 10.4% from 77 minutes in the first quarter of 2007 to 85 minutes in the same period of 2008.

T-Mobile CG generated HUF 3.7 bn revenues in the first quarter of 2008 compared to HUF 3.3 bn in the same period of 2007 before inter-company eliminations. As of March 31, 2008, T-Mobile CG had 433,853 customers compared to 342,339 a year earlier. This increase in the customer base was partly compensated by lower MOU and lower per minute fees.

Voice-wholesale traffic revenues remained broadly stable and reached HUF 10.9 bn in the first three month of 2008. Lower interconnection revenues at TMH derived from the decrease in termination rates from February 2007 and also from January 2008. This decrease was mostly offset by higher interconnection revenues at T-Mobile MK in line with increased incoming international traffic as well as higher interconnection traffic with Cosmofon and VIP. At T-Mobile CG, the growth resulted from increased interconnection fees with Promonte effective from May 2007 and higher volume of traffic.

Higher non-voice revenues were primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS), while the increase at T-Mobile MK resulted from larger customer base, higher number of SMSs and increased mobile Internet usage.

Mobile equipment revenues showed a slight decrease in the first three months of 2008 compared to the same period last year as higher number of gross additions to customers at each mobile operator could not fully offset the decrease in average handset prices.

System Integration (“SI”) and IT revenues increased to HUF 10.3 bn in the first quarter of 2008 from HUF 8.9 bn in the same period last year resulting from the stronger performance of our Hungarian SI/IT division. In 2008, the most important projects relate to outsourcing services, datawarehouse development, network building and upgrades.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 19.2 bn in the first three months of 2008 compared to HUF 20.4 bn in the same period of 2007. Lower mobile outpayments at Magyar Telekom Plc. T-Com were due to lower mobile termination fees applied from February 2007 and further decrease of termination fees also in January 2008. Lower volume of traffic also contributed to the decrease in payments to mobile operators. Lower outpayments at TMH were driven by the decreases in termination fees and lower wholesale roaming fees, partly offset by increased traffic. Payments to international operators decreased at Magyar Telekom Plc. T-Com resulting mainly from the previously mentioned change in the settlement of wholesale transit traffic. As from January 1, 2008 Deutsche Telekom became the sole international voice partner, Magyar Telekom does not have outpayments for international wholesale transit traffic to other foreign carriers. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees with Promonte from May 2007 and increased traffic.

Cost of equipment was HUF 9.7 bn in the first quarter of 2008 compared to HUF 8.2 bn in the same period of 2007. The increase is partly due to TMH and resulted from more gross additions to customers and higher equipment sales ratio, partly compensated by lower average cost of phonesets. Higher cost of equipment at Maktel was due to increased sales volume of PCs, ADSL modems and other equipment. At T-Mobile CG, cost of equipment increased driven by higher handset subsidies caused by stronger competition after the entry of the third mobile operator into the market.

Employee-related expenses in the first three months of 2008 amounted to HUF 23.1 bn compared to HUF 26.6 bn in the same period of 2007 (a decrease of 13.5%). Employee-related expenses decreased mainly due to higher severance expenses in relation to the headcount reduction at Magyar Telekom Plc. and T-Mobile CG in the first quarter of 2007. The decrease was also attributable to lower group headcount number which decreased from 12,365 on March 31, 2007 to 10,897 on March 31, 2008. These decreases were partly compensated by the 5.5% average wage increase at Magyar Telekom Plc. from March 1, 2008.

Other operating expenses - net decreased by 3.8% year over year. These expenses include HUF 8.9 bn materials and maintenance fees, HUF 8.0 bn service fees, HUF 4.2 bn marketing fees, HUF 3.7 bn fees and levies, HUF 2.7 bn consultancy and HUF 3.2 bn other expenses. The decrease in other net operating expenses was partly driven by higher other operating income at Maktel due to the sale of its fully owned subsidiary, Montmak. Other net operating expenses decreased also at Magyar Telekom Plc. HQ reflecting the gain on the sale of several buildings in the first quarter of 2008. These decreases were partly offset by the increase in consultancy fees related to the investigation. Other operating expenses - net include HUF 1.5 bn expenses Magyar Telekom incurred relating to the ongoing investigation in the first quarter of 2008 compared to HUF 0.9 bn in the same period last year.

Operating Profit

Operating margin for the three months ended March 31, 2008 was 25.2%, while operating margin for the same period in 2007 was 21.5%. The increase is due to the fact that while revenues increased by 0.9%, operating expenses decreased by 3.8% - the drivers of which are explained above.

Net financial expenses

Net financial expenses amounted to HUF 8.0 bn in the first quarter of 2008 compared to HUF 7.2 bn in the same period of 2007. Net financial expenses increased mainly due to higher net foreign exchange loss at Magyar Telekom Plc. resulting from the weakening of HUF against the EUR. Higher net foreign exchange loss at Maktel was due to the unfavorable fluctuation of MKD against the SDR and U.S. Dollar also negatively affecting net financial expenses, which was partly offset by higher interest income resulting from higher amount of bank deposits in EUR. These increases were partly offset by lower amount of interest paid at Magyar Telekom Plc. in line with lower average interest rate. Net financial expenses included HUF 1.4 bn net foreign exchange loss, HUF 7.4 bn interest expense, HUF 0.9 bn other financial expenses and HUF 1.7 bn interest and other financial income in the first quarter of 2008.

Share of associates’ profits

Share of associates’ profits amounted to HUF 12 million for the three months ended March 31, 2008 compared to HUF 60 million for the same period in 2007 reflecting lower results of M-RTL in 2008.

Income tax

Income tax expense decreased from HUF 8.9 bn for the first three months of 2007 to HUF 7.4 bn in the same period of 2008 mainly due to lower deferred tax expenses arising on foreign investments and on other liabilities and also due to lower local business tax.

Minority interests

Minority interests in the first quarter of 2008 increased by 23.6% compared to the same period of 2007 and amounted to HUF 3.4 bn. The increase is mainly due to the better performance of Maktel and T-Com CG.

Analysis of group cashflow

Net cash generated from operating activities decreased by 14.3% compared to the first three months of 2007 and amounted to HUF 49,116 million in the first quarter of 2008, primarily due to the combined effect of strong increase in severance payments and higher EBITDA.

Net cash used in investing activities amounted to HUF 6,116 million in the first quarter of 2008, while it was HUF 7,365 million for the same period in 2007. This decrease in cash outflow is predominantly due to the change in other financial assets, proceeds from the sale of Montmak and higher proceeds on sale of buildings at Magyar Telekom Plc., partly offset by higher additions to tangible and intangible assets.

Net cash used in financing activities amounted to HUF 12,799 million in the first three months of 2008 compared to HUF 25,590 million in the same period of 2007. While during the first quarter of 2007, Magyar Telekom took a net HUF 50,441 million loan, in the same period of 2008 it repaid a net HUF 12,798 million loan. Dividends paid to shareholders decreased by HUF 76,030 million due to dividend payment after the 2005 results in the first quarter of 2007 at Magyar Telekom Plc.

Analysis of segment results

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Group Headquarters and Shared services), of which T-Com and T-Mobile include Hungarian and foreign activities as well. All fixed line operations in the foreign countries are included in our T-Com segment.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, KFKI, IQSYS and EurAccount.

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Voice - retail revenues	36,664	33,099	(9.7)
Voice - wholesale revenues	10,235	8,549	(16.5)
Internet	13,745	14,581	6.1
Other revenues	14,649	16,510	12.7
Total revenues	75,293	72,739	(3.4)
EBITDA	30,553	33,183	8.6
Operating profit	16,148	18,648	15.5
Additions to tangible and intangible assets	4,806	6,097	26.9

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Voice - retail revenues	28,307	25,345	(10.5)
Voice - wholesale revenues	6,873	5,457	(20.6)
Internet	12,653	12,941	2.3
Other revenues	12,937	13,854	7.1
Total revenues	60,770	57,597	(5.2)
EBITDA	24,850	25,384	2.1
Operating profit	12,881	13,262	3.0

Maktel

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Total revenues	10,218	10,322	1.0
EBITDA	5,161	6,098	18.2

T-Com CG

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Total revenues	4,371	4,776	9.3
EBITDA	566	1,704	201.1

Revenues in the T-Com segment decreased by 3.4% year over year driven by lower voice revenues, partly compensated by higher Internet and other revenues.

The domestic outgoing fixed voice business experienced a decline in the segment mainly due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. Lower subscription revenues reflect the decrease in average lines in Hungary and at Maktel. These decreases were partly offset by higher subscription revenues at T-Com CG driven by doubled subscription fees after rebalancing in September 2007. Voice wholesale revenues decreased in Hungary due to lower incoming international traffic revenues driven by the change in the settlement of wholesale transit traffic. Traffic revenues from mobile operators also decreased at Magyar Telekom Plc., mainly due to lower termination rates. Lower incoming international revenue at Maktel was mainly due to lower amount of incoming international traffic, lower termination fees and lower MKD/SDR rate, partly offset by increase in average SDR rates.

Internet revenues increased by 6.1% in the first three months of 2008 compared to the same period in the previous year driven by strong volume increases in the number of ADSL and Internet subscribers both in Hungary and at our foreign subsidiaries as well as higher IPTV customer base in Hungary and in Montenegro. Higher advertisement revenues at [origo] also had favorable effects on Internet revenues.

Other revenues include data, multimedia, equipment, system integration and information technology revenues and miscellaneous other revenues. The increase in other revenues at Magyar Telekom Plc. T-Com results from higher revenues from telephone book publishing and construction and maintenance. Higher equipment revenues reflect primarily the growth at Maktel driven by more phonesets, ADSL modems and personal computers sold.

Operating profit of the T-Com segment increased by 15.5%. While total revenues decreased by 3.4%, operating expenses declined by 8.5% mainly owing to lower other operating expenses-net, employee related expenses and revenue-related payments.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Voice - retail	45,861	47,516	3.6
Voice - wholesale	14,449	13,706	(5.1)
Visitor	2,075	1,647	(20.6)
Non-voice	10,616	11,945	12.5
Equipment and activation	4,801	4,768	(0.7)
Other revenues	2,950	2,679	(9.2)
Total revenues	80,752	82,261	1.9
EBITDA	34,443	35,367	2.7
Operating profit	23,266	24,470	5.2
Additions to tangible and intangible assets	4,016	6,140	52.9

T-Mobile Hungary

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Voice - retail	38,536	39,528	2.6
Voice - wholesale	12,036	10,577	(12.1)
Visitor	1,689	1,222	(27.6)
Non-voice	8,937	10,202	14.2
Equipment and activation	4,218	4,190	(0.7)
Other revenues	1,437	1,295	(9.9)
Total revenues	66,853	67,014	0.2
EBITDA	27,915	28,854	3.4
Operating profit	19,017	20,301	6.8

Pro-M (Tetra)

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Total revenues	1,716	1,588	(7.5)
EBITDA	578	463	(19.9)

T-Mobile Macedonia

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Total revenues	9,258	10,264	10.9
EBITDA	5,039	5,363	6.4

T-Mobile Crna Gora

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Total revenues	3,253	3,745	15.1
EBITDA	911	687	(24.6)

Revenues in the T-Mobile segment increased by 1.9% in the first quarter of 2008 compared to the same period of 2007 resulting from higher voice retail revenues at all of our mobile operators and higher non-voice revenues mainly in Hungary, partly offset by lower voice wholesale and visitor revenues at TMH.

The growth in TMH’s voice-retail revenues resulted mainly from increased average customer base and also from higher MOU, partly offset by decrease in tariffs. Revenues from call terminations showed a decline at TMH primarily due to decreases in termination fees on February 2, 2007 and January 1, 2008. Non-voice revenues increased due to higher access revenues in line with wider usage of mobile Internet.

Operating profit at TMH increased by 6.8%, as total revenues increased by 0.2% while operating expenses decreased by 2.3% year over year. Operating expenses decreased due to the combined effect of decreased payments to other mobile operators in line with lower termination and roaming fees and increased other net operating expenses.

Total revenues of T-Mobile MK increased by 10.9% in the first quarter of 2008 mainly due to higher MOU and higher average customer base, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 28.3%, to 1,224,345 including 923,685 prepaid customers on March 31, 2008. T-Mobile MK had 60.8% share in the Macedonian mobile market and mobile penetration was 96.3% at the end of March 2008. Higher subscription revenues are in line with the significantly higher postpaid customer base partly offset by lower subscription fees. Higher voice-wholesale revenues were owing to higher traffic in line with higher subscriber base of T-Mobile MK and also the other two Macedonian mobile operators. Non-voice revenues increased as a result of higher number of SMSs and increased Internet usage.

Total operating expenses of T-Mobile MK increased by 11.6% deriving from higher provisions for legal cases and increased payments to other domestic operators.

Total revenues of T-Mobile CG amounted to HUF 3.7 bn in the first three months of 2008 compared to HUF 3.3 bn in the same period of 2007. This increase was attributable to the significantly higher number of customers, partly offset by lower MOU and lower per minute fees. Voice-wholesale revenues were positively affected by the change in interconnection fees with Promonte from May 2007 and with T-Com CG from June 2007.

Operating profit at T-Mobile CG significantly decreased and amounted to minus HUF 22 million driven by higher operating expenses. The growth in operating expenses was due to the increase in cost of equipment and higher voice-related payments.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, KFKI and IQSYS.

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Voice revenues	4,716	3,881	(17.7)
SI/IT revenues	8,383	9,895	18.0
Other revenues	4,878	5,151	5.6
Total revenues	17,977	18,927	5.3
EBITDA	4,151	5,177	24.7
Operating profit	2,506	3,777	50.7
Additions to tangible and intangible assets	512	205	(60.0)

The increase of 5.3% in the revenues of T-Systems segment primarily resulted from higher SI/IT revenues due to the higher number of projects in the first quarter of 2008 than in the same period last year. This increase was partly offset by lower voice retail revenues due to lower usage.

Operating profit increased by 50.7% due to the revenue growth as well as lower depreciation and amortization and lower net other operating expenses.

Group Headquarters and Shared services segment

Group Headquarters and Shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	3 months ended March 31, 2007	3 months ended March 31, 2008	Change (%)
Total revenues	5,737	5,291	(7.8)
EBITDA	(6,155)	(4,792)	(22.1)
Operating profit	(7,277)	(5,913)	(18.7)
Additions to tangible and intangible assets	50	304	508.0

The Group Headquarters and Shared services segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Operating expenses of the GHS segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower employee-related expenses in the first quarter of 2008, due to lower severance expense and lower headcount.

Magyar Telekom

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2008 — March 31, 2008
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification (1)
Stonebridge	mMKD 21,195	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
Pro-M	5,200	100.00%	100.00%	L
Investel	4,453	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
KFKI	2,000	100.00%	100.00%	L
IQSYS	1,000	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
Dataplex	900	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
EurAccount	450	100.00%	100.00%	L
[origo]	282	100.00%	100.00%	L
TeleData	39	50.98%	50.98%	L
Kitchen Budapest	25	100.00%	100.00%	L
ProMoKom	23	100.00%	100.00%	L
M Factory	20	92.00%	92.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Adnetwork	5	100.00%	100.00%	L
Matáv	4	100.00%	100.00%	L
Axelero	4	100.00%	100.00%	L
MatávKábel TV	4	100.00%	100.00%	L
IWIW	3	100.00%	100.00%	L
Novatel EOOD	mBGN 5.19	100.00%	100.00%	L
Orbitel	mBGN 12.82	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Novatel Ukraine	mUAH 1.68	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Combridge	mRON 3.29	100.00%	100.00%	L
Hunsat	100	50.00%	50.00%	K
IKO-Telekom	3,200	50.00%	50.00%	K
NETREKÉSZ	9	33.33%	33.33%	T

(1) Full (L); Jointly Managed (K); Associated (T)

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	5,834
Future obligations from rental and operating lease contracts	39,683
Contractual commitments for capital expenditures	12,547

TSZ1/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,941	7,008	6,214
Group	12,365	11,723	10,897

TSZ1/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,008	6,214
Group	11,723	10,897

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total share capital
	Opening (January 1st, 2008)			Closing (March 31st, 2008)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	5.73	5.74	59,794,162	6.04	6.05	62,933,900
Foreign institution/company	84.58	84.70	881,942,640	86.37	86.50	900,703,952
Domestic individual	1.58	1.58	16,474,622	2.31	2.31	24,062,714
Foreign individual	0.02	0.02	186,435	0.05	0.05	503,451
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.14	0.00	1,503,541	0.14	0.00	1,503,541
Government held owner	0.02	0.02	182,715	0.03	0.03	344,015
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	6.67	6.68	69,569,729	3.48	3.48	36,258,178
Depositaries	1.26	1.26	13,091,771	1.58	1.58	16,435,864
Total	100.00	100.00	1,042,745,615	100.00	100.00	1,042,745,615

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the period

	1, January	31, March	30, June	30, September	31, December
Company	1,503,541	1,503,541
Subsidiaries	0	0
Total	1,503,541	1,503,541

RS3. List and description of shareholders with more than 5% ownership (at the end of the period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,438,581	59.21	59.30	Strategic owner

TSZ2. Senior officers, strategic employees

Type(1)	Name	Position	Beginning	End(2)	No. of shares held
			of assignment
SE BM	Christopher Mattheisen	Chairman-CEO Board Member	December 5, 2006 December 21, 2006	—	0
SE BM	Thilo Kusch	Chief Financial Officer Board Member	October 1, 2006 November 6, 2006	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member Remuneration Committee Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Rudolf Kemler	Board Member	April 26, 2007	—	0
BM	Frank Odzuck	Board Member Remuneration Committee Member	November 6, 2006	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Jutta Burke	Supervisory Board Member	April 26, 2007	—	20
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Dr. János Illéssy	Supervisory Board Member Audit Committee Member	November 6, 2006	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	176
SBM	Dr. Sándor Kerekes	Supervisory Board Member Audit Committee Member	November 6, 2006	—	0
SBM	István Koszorú	Supervisory Board Member	April 26, 2007	—	0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	320
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	22,533
SE	István Maradi	Chief Technology and IT Officer	April 1, 2007	—	0
SE	István Papp	Chief Operating Officer, Business Services BU	October 16, 2007	—	0
SE	György Simó	Chief Operating Officer, Alternative Businesses and Corporate Development BU	September 20, 2006	—	0
SE	Éva Somorjai	Chief Human Resources Officer	April 1, 2007	—	0
SE	János Winkler	Chief Operating Officer, Consumer Services BU	March 1, 2006	—	0
Own share property total:					30,721

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

(2) Members of the Board of Directors and Supervisory Board serve until May 31, 2010.

Change in the organizational structure

On its meeting held on September 25, 2007, Magyar Telekom Board of Directors decided to re—shape the Company’s management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The new management structure, which is based on a Group operational model structured around customer segments, has been introduced on January 1, 2008. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management have been affected.

Mr. Rudolf Kemler, a member of Magyar Telekom’s Board of Directors, resigned from his position as of January 31, 2008.

Mr. Gellért Kadlót, an employee representative member of Magyar Telekom’s Supervisory Board, resigned from his position as a member of the Company’s Supervisory Board as of April 15, 2008.

The Annual General Meeting of Magyar Telekom held on April 25, 2008 elected Gregor Stücheli and Lothar Alexander Harings as members of the Board of Directors, and Mrs. Zsolt Varga as member of the Supervisory Board.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom. We acknowledge that, based on the order of the Capital Markets Act, Magyar Telekom, as an issuer, is responsible for any damage caused by its failure to make a regular or extraordinary announcement or by any misleading announcement made.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, May 8, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: May 8, 2008